GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

As at and for the three and six months ended June 30, 2016
(Stated in US dollars)

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three and six months ended June 30, 2016 have been prepared by management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Stated in US dollars and unaudited)

ASSETS	As at	As at
	June 30, 2016	December 31,
		2015

Current
Cash	$28,073	$129,065
Prepaids and advances (note 3)	25,485	13,820
Due from related parties (note 6)	43,090	49,165
Total current assets	96,648	192,050

Capital assets (note 5)	6,094	11,672
Mineral properties (note 4)	-	-

Total assets	$102,742	$203,722

LIABILITIES
Current
Accounts payable	$270,652	$324,507
Accrued liabilities	124,000	120,000
Due to related parties (note 6)	206,048	97,691
Total current liabilities	600,700	542,198

Common share purchase warrants liability (note 8d)	-	10,863

Total liabilities	$600,700	$553,061

SHAREHOLDERS' DEFICIENCY
Authorized 500,000,000 Common Shares, $0.0001 per share par value (note 8a) Issued and outstanding 95,253,840 Common Shares (December 31, 2015 - 95,253,840) (note 8b)	9,525	9,525
Additional paid-in capital	42,604,783	42,601,670
Deficit accumulated during the exploration stage	(43,112,266)	(42,960,534)
Total shareholders' deficiency	(497,958)	(349,339)

Total liabilities and shareholders' deficiency	$102,742	$203,722

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars and unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Expenses
Field camps expenses	$2,408	$(27,549)	$19,577	$134,951
Geochemistry	-	9,986	-	12,314
Drilling	-	78,002	-	78,002
Consulting fees – related parties	27,943	37,034	54,173	65,546
Professional fees	35,618	73,659	38,825	90,192
General and administrative expenses	39,620	214,531	98,201	257,350
Depreciation	2,666	23,692	5,578	34,673
Net operating loss	(108,255)	(409,355)	(216,354)	(673,028)
Other income	11,772	787	53,758	1,515
Gain on common share purchase warrants (note 8d)	2,662	166,363	10,863	474,099

Net loss and comprehensive loss	$(93,821)	$(242,205)	$(151,733)	$(197,414)

Basic and diluted loss per common share (note 8e)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of basic and diluted common shares outstanding (note 8e)	95,253,840	89,484,609	95,253,840	84,894,724

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars and unaudited)

	For the three	For the three	For the six months	For the six
	months ended	months ended	ended June 30,	months ended
	June 30, 2016	June 30, 2015	2016	June 30, 2015

CASH PROVIDED BY (USED IN)
Operating activities:
Net (loss)/Income	$(93,821)	$(242,205)	$(151,733)	$(197,414)
Adjustments required to reconcile net (loss) income with
net cash used in operating activities
Depreciation	2,666	23,691	5,578	34,673
Gain on common share purchase warrants	(2,662)	(166,363)	(10,863)	(474,099)
Stock based compensation	816	7,931	3,113	19,289
Changes in non-cash working capital balances
Prepaids and advances	5,990	7,892	(11,665)	(5,597)
Due from related parties	12,748	-	6,075	(23,277)
Accounts payable	(28,609)	(38,947)	(53,854)	62,537
Accrued liabilities	4,000	-	4,000	(67,412)
Cash used in operating activities	(98,872)	(408,001)	(209,349)	(651,300)
Financing activities
Due to related parties	81,120	(83,254)	108,357	(12,396)
Common shares and warrants issued	-	749,430	-	749,430
Cash provided by financing activities	81,120	666,176	108,357	737,034
Investing activities	-	-	-	-

Net (decrease) increase in cash	(17,752)	258,175	(100,992)	85,734

Cash, beginning of the period	45,825	122,151	129,065	294,592
Cash, end of the period	$28,073	$380,326	$28,073	$380,326

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
For the six months ended June 30, 2016
(Stated in US dollars and unaudited)

		Common			Total
	Number of	shares	Additional paid-in	Accumulated	shareholders'
	common shares	amount	capital	deficit	deficiency
Balance at December 31, 2014	80,253,840	$8,025	$42,081,820	$(42,779,688)	$(689,843)
Shares issued at Cdn $0.06 per share on May 6, 2015 (note 8b)	15,000,000	1,500	491,250	-	492,750
Stock-based compensation expense (note 8c)	-	-	19,289	-	19,289
Net loss for the period	-	-	-	(197,414)	(197,414)
Balance at June 30, 2015	95,253,840	$9,525	$42,592,359	$(42,977,102)	$(375,218)
Stock-based compensation expense (note 8c)	-	-	9,311	-	9,311
Net income for the period	-	-	-	16,568	16,568
Balance at December 31, 2015	95,253,840	$9,525	$42,601,670	$(42,960,534)	$(349,339)
Stock-based compensation expense (note 8c)	-	-	3,113	-	3,113
Net loss for the period	-	-	-	(151,733)	(151,733)
Balance at June 30, 2016	95,253,840	$9,525	$42,604,783	$(43,112,266)	$(497,958)

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

1.	NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

In February 2012, Gentor Resources Inc. (the “Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

GOING CONCERN

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three and six months ended June 30, 2016 the Company had a net loss of $93,821 and $151,733 respectively (three and six months ended June 30, 2015 – net loss of $242,205 and $197,414 respectively), a deficit accumulated during the exploration stage of $43,112,266 as at June 30, 2016 (December 31, 2015 – $42,960,534), and a working capital deficiency of $504,052 as at June 30, 2016 (December 31, 2015 - $350,148), which may cast substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves.

These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

a)	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements include the accounts of the Company and its wholly- owned subsidiary Gentor International Limited (“Gentor International”). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations. All exploration expenditures are expensed as incurred.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	-	Straight line basis over a range of two to four years
Mining equipment	-	Straight line basis over four years
Office equipment	-	Straight line basis over four years
Furniture and fixtures	-	20% declining balance basis
Building	-	Straight line basis over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the six months ended June 30, 2016.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at June 30, 2016.

f)	STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 8(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2015 and 2016, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company’s securities trade on a Canadian exchange, stock options are determined to be equity instruments.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of capital assets, estimation of deferred income taxes, tax loss recoverability, useful lives of depreciable assets, and fair value estimates for stock options and common purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to- maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Fair Value

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the six months ended June 30, 2016 and for the year ended December 31, 2015, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil at the balance sheet date.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At June 30, 2016, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	ACCOUNTING CHANGES

During 2016, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

1.	Accounting Standard Update (“ASU”) No.2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)”.

This new standard and change did not have any material impact on the Company’s consolidated financial statements.

n)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning after January 1, 2016 or later. Updates that are not applicable or are not consequential to the Company have been excluded.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40)” (“ASU 2014-15”). This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier adoption is permitted. The Company is currently presenting deferred tax liabilities and assets as noncurrent items on the consolidated balance sheets. Accordingly, the Company does not expect the adoption of ASU 2015-17 to have a material impact on the Company’s financial reporting and disclosures.

3.	PREPAIDS AND ADVANCES

The prepaids and advances consist of $13,412 for advances and 12,073 for prepaid insurance as at June 30, 2016 (December 31, 2015 - $13,604 advances and $216 for prepaid insurance).

4.	MINERAL PROPERTIES

Turkey Project

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated two joint venture option agreements with local Turkish entities. The first option agreement (the “Karaburun Option”) was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014.

In September 2014, the Company announced that it had acquired a new licence (the “Karaburun Licence”) as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was covered by the Karaburun Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program at the Karaburun project, which drilling program commenced in 2015. The Company subsequently terminated the Karaburun Option but continues to hold the Karaburun Licence.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

5.	CAPITAL ASSETS

June 30, 2016		Accumulated	Net Book
	Cost	Depreciation	Value

Mining Equipment	$49,430	$(44,489)	$4,941
Office Equipment	49,600	(48,924)	676
Furniture and Fixtures	1,906	(1,429)	477
Building	440,329	(440,329)	-
	$541,265	$(535,171)	$6,094

December 31, 2015		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(27,543)	$-
Mining Equipment	49,430	(39,546)	9,884
Office Equipment	49,600	(48,449)	1,151
Furniture and Fixtures	1,906	(1,270)	636
Building	440,329	(440,329)	-
	$568,808	$(557,136)	$11,672

6.	RELATED PARTY TRANSACTIONS

As of June 30, 2016, an amount of $53,001 (December 31, 2015 - $53,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013.

As of June 30, 2016, an amount of $151,964 (December 31, 2015 - $44,615) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances. The advances are unsecured, non-interest bearing and re- payable upon demand.

As of June 30, 2016, an amount of $1,008 (December 31, 2015 - nil) was owed to Delrand Resources Limited, a company with common directors, for the payment of general and administrative expenses.

As of June 30, 2016, an amount of $43,090 (December 31, 2015 - $48,838) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing and measured at the exchange amount as determined by management.

7.	REPORTABLE SEGMENTS

The operations of the Company are located in two geographic locations: Turkey and Canada. The Company’s corporate office is located in Canada and is not an operating segment. The Company has only one reportable segment, a mineral exploration project in Turkey.

As at	June 30,	December 31,
	2016	2015

Turkey – capital assets	5,520	10,724
Canada – capital assets	574	948
Total	$6,094	$11,672

8.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

On May 6, 2015, the Company closed a non-brokered private placement of 15,000,000 units of the Company at a price of $0.05 (Cdn$0.06) per unit for gross proceeds of $749,430 (Cdn$900,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.083 (Cdn$0.10) for a period of two years (see notes 8(d) and 10(d)). Directors and officers of the Company purchased 10,100,000 of the said units.

As of June 30, 2016, the Company had outstanding 95,253,840 (December 31, 2015 – 95,253,840) common shares.

c)	Stock-Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

On May 23, 2014, 1,680,000 stock options were granted under the New Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.14 (Cdn$0.15) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

The following table summarizes the stock option information for the six months ended June 30, 2016 and for the six months ended June 30, 2015:

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise	average fair	contractual
	options	price ($Cdn)	value ($Cdn)	life (in years)
Closing Balance, December 31, 2014	2,430,000	0.42	0.31	3.40
Closing Balance, June 30, 2015	2,430,000	0.42	0.31	2.96
Expired	(300,000)	0.75	1.30
Closing Balance, December 31, 2015	2,130,000	0.38	0.17	2.85
Forfeited	(430,000)	0.15	0.25
Closing Balance, June 30, 2016	1,700,000	0.32	0.15	2.49
June 30, 2016
Vested	1,700,000	0.32	0.15	2.49
Unvested	-	-	-	-

June 30, 2015
Vested	1,615,000	0.56	0.43	2.48
Unvested	815,000	0.15	0.06	3.90

During the three and six month periods ended June 30, 2016, the Company recognized as stock-based compensation expense (included in general and administrative expenses) $816 and $3,113 (three and six months ended June 30, 2015 - $7,931 and $19,289 respectively). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at June 30, 2016, the unrecognized stock based compensation expense is $nil (December 31, 2015 - $3,394, weighted average life of 3.55 years).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions for the options granted in 2014:

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 102.04%, which is based on the Company’s historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

d)	Canadian Dollar Common Share Purchase Warrants

As at June 30, 2016, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 9,000,000 common shares of the Company (December 31, 2015 – 17,500,000), as set out in the following table:

				Remaining
	Numberof	$ U.S.Exercice	Exerciseperiod	contractuallife
IssueDate	sharesissuable	price	(months)	(months)
August27,2014(1)	1,500,000	$0.070	24	2
May6,2015(2)	7,500,000	$0.083	24	10
	9,000,000

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.075 for one share and converted at day of issue.
(2)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.

As of June 30, 2016, the weighted average fair value per Canadian dollar common share purchase warrants was $0.001 (December 31, 2015 - $0.001).

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.41% - 0.59%, which is based on the Bank of Canada benchmark bonds, yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 74% - 115%, which is based on the average of the Company’s selected peers historical stock prices

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

(iii)	Expected life: up to 2 years
(iv)	Expected dividends: $Nil

During the six months ended June 30, 2016, $10,863 was recorded as a gain on the revaluation for the derivative financial instruments.

				FairValueat
	Numberof	Fairvalueon	Gain/losson	December31,	Gain/losson	FairValueat
Issuedate	warrants	issuance	derivatives	2015	derivatives	June30,2016
August27,2014	1,500,000	$74,313	(72,969)	$1,344	(1,344)	$-
May06,2015	7,500,000	$256,680	(247,161)	$9,519	(9,519)	$-
	9,000,000	$330,993	(320,130)	$10,863	(10,863)	$-

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six month periods ended June 30, 2016, amounting to 95,253,840 common shares (three and six months ended June 30, 2015 – 89,484,609 and 84,894,724 common shares respectively). 2,080,000 stock options (June 30, 2015 - 2,430,000) and 9,000,000 warrants (June 30, 2015 – 20,000,000) were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

9.	INCOME TAXES

For income tax purposes the Company had $151,733 of net loss for the six months ended June 30, 2016, which can be used by the Company to offset future taxable income. The net deferred tax asset generated by the cumulative loss carryforward has been fully reserved.

No income tax benefit has been recorded in these interim condensed consolidated financial statements since the recoverability of such assets will more likely than not be realized through known future revenue sources.

10.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish lira. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

The following table indicates the impact of foreign currency risk on net working capital as at June 30, 2016. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira and the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had an equal but opposite effect as at June 30, 2016.

	Canadian	Turkish
	Dollar	Lira
Cash	8,624	97,976
Prepaids and advances	-	38,737
Accounts payable	(50,232)	(1,644)
Accrued liabilities	(120,000)	-
Total foreign currency working capital	(161,607)	135,069
US$ exchange rate at June 30, 2016	0.7742	0.3462
Total foreign currency net working capital in US$	(125,116)	46,761
Impact of a 10% strengthening of the US$ on net income (loss)	(12,512)	4,676

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company investigates title to all mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, aboriginal claims, and non- compliance with regulatory and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, expropriation of properties, currency exchange fluctuations and restrictions and political uncertainty.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30 2016

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At June 30, 2016, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants (note 8d) would be included in the hierarchy as follows:

30-Jun-16

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$0	-

31-Dec-15

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$10,863	-

11.	ENVIRONMENTAL CONTINGENCY

The Company’s exploration and evaluation activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.